Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

SUPPL

Randers, 23 November 2006

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 49/2006 of 22 November 2006
  "Interim financial report – third quarter 2006"
- Stock exchange announcement No. 50/2006 of 23 November 2006
  "Vestas receives order in the USA for 125 MW"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 23 November 2006
Stock exchange announcement No. 50/2006

Vestas receives order in the USA for 125 MW

Vestas has received a US order for 76 units of V82-1.65 MW wind turbines from Portland General Electric for the Biglow Canyon Phase I project in the state of Oregon. The Biglow Canyon project was developed by Orion Energy LLC and will be built, owned and operated by Portland General Electric.

The turbines for the project will be delivered during 2007 and Vestas will supply and commission the wind turbines. The order also includes a four-year service and maintenance agreement.

Portland General Electric, headquartered in Portland, Oregon, is a fully integrated electric utility that serves 791,000 residential, commercial and industrial customers in Oregon. As Oregon's largest utility, Portland General Electric has more than a century of experience in power delivery, and generates electrical power from a diverse mix of resources, including hydropower, coal and natural gas.

"*Vestas is encouraged by the continuing growth of wind power in the US Pacific Northwest, and the order with Portland General Electric is a further strengthening of Vestas' activities in the region. We are pleased to be the supplier to Portland General Electric for this wind power project and we look forward to a long-term cooperation with this important customer,*" says Jens Søby, President of Vestas Americas A/S.

Portland General Electric currently purchases the entire output of two other wind power plants in Oregon, and this will be the first wind power project that the company will build, own and operate itself.

"*We are very pleased to be working with Vestas on this project,*" says Jim Lobdell, Portland General Electric's Vice President of Power Operations and Resource Strategy. "*Wind power will be an increasingly important part of our portfolio in the coming years, and Biglow Canyon Phase I will be a model for future developments. Vestas has an outstanding record of success and will help us assure that we are off to a good start.*"

The above order does not affect the Vestas Group's expectations for 2006 and 2007 cf. Stock exchange announcement No 49/2006 of 22 November 2006.

Any questions may be addressed to Jens Søby, President of Vestas Americas A/S (Oregon), telephone +1 503 830 5000 or to Peter Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel, President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

82-34884

Randers, 22 November 2006
Stock exchange announcement No. 49/2006

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Interim financial report - third quarter 2006:

Growth and EBIT to be increased considerably

Summary: *Profitability increases as planned and growth is expected to rise to 20 per cent in 2007. Due to continued heavy demand and improved earnings per turbine, the production capacity will be increased through the establishment of blade production in both the USA and Spain. In Denmark, the electronics facilities in Hammel will be extended. In 2006, the number of employees has increased to almost 12,000, an increase of 1,300. By the end of 2007, Vestas expects to have around 14,000 employees.*

Goals and forecasts:

- **2008:** The financial goals in Vestas' strategic action plan The Will to Win has been tightened up. Vestas will now aim at an EBIT margin of 10-12 per cent and a net working capital of maximum 20 per cent of revenue at year-end 2008. The goal of a global market share of at least 35 per cent is maintained.
- **2007:** Next year Vestas expects to report an EBIT margin of 7-9 per cent on a revenue of approx EUR 4.5bn, an increase of 20 per cent. Net working capital is expected to amount to approx 20 per cent of revenue at year-end.
- **2006:** This year Vestas expects to report an EBIT margin of approx 5 per cent (previous forecast 4-7 per cent) on a revenue of approx EUR 3.7bn (previous forecast EUR 3.6–3.8bn). Net working capital is expected to amount to approx 20 per cent of revenue at year-end 2006 (previous forecast 20-25 per cent).

Assumptions and risks

- The ever increasing global interest in wind energy has led to an overheating of the market and a consequence of this is delivery times of 12-15 months for important components. In spite of more and more long-term strategic framework agreements with suppliers and customers, the stressed market situation will also in the coming years disturb operations at Vestas.
- The most important other risk factors are further warranty provisions, pending patent disputes, the development of raw materials prices, transport costs, and the development of USD.
- There may in 2007 -like in 2006- be substantial quarterly differences in revenue, EBIT, and cash flow due to "supply only" supplies.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Group financial performance, Q3 2006 (unaudited)

	Q3 2006	Q3 2005 *)	9M 2006	9M 2005 *)	Full year 2005
Revenue (mEUR)	842	973	2,457	2,111	3,583
EBIT (mEUR)	40	20	74	(70)	(116)
EBIT margin (%)	4.8	2.1	3.0	(3.3)	(3.2)
Profit/(loss) after tax (mEUR)	18	16	24	(69)	(192)
Net working capital (mEUR)	560	782	560	782	498

*) *The figures for 2005 have been restated to IFRS.*

- Vestas reported a Q3 2006 **revenue** of EUR 842m, an expected decline of 13 per cent on the year-earlier period due to the difficult component situation and an increasing part of the shipped turbines -"supply only" orders"- being recognised as revenue late in the delivery process. In case of “supply only” orders, Vestas only delivers and commissions the turbines. The lower degree of complexity of these orders thus reflects Vestas' changed risk profile.
- The Group's **EBIT** was improved from EUR 20m to EUR 40m in Q3 2006, equivalent to an EBIT margin of 4.8 per cent against 2.1 per cent in 2005.
- **Net working capital** increased during the period to EUR 560m. This is equivalent to approx 15 per cent of the expected full-year revenue.
- No further extraordinary amounts have been provided during the period in remedy of quality and performance problems under the **Continuous Improvement Management - Programme** (CIM).
- Vestas is still involved in two **patent disputes** regarding the protection of blades against lightning and grid connection, respectively. The disputes are expected to be settled in 2007.

Press and analyst meeting in London
Wednesday, 22 November 2006 at 2 p.m. (GMT) / 3 p.m (CET)

In connection with the announcement of this interim report, an information meeting will be held today, Wednesday, at 2 p.m. (GMT) / 3 p.m. (CET) for analysts, investors and the press at the Guoman Tower Hotel, St Katherine's Way, London. *Further details on page 10.*

Yours sincerely,
Vestas Wind Systems A/S

Bent Carlsen	Ditlev Engel
Chairman of the Board of Directors	*President & CEO*

Consolidated financial highlights

mEUR	Q3 2006	Q3 2005	9M 2006	9M 2005	Full year 2005
Income statement					
Revenue	842	973	2,457	2,111	3,583
Gross profit	113	67	263	73	84
Profit before financial income and expenses, depreciation and amortisation (EBITDA)	76	41	166	13	9
Operating profit/(loss) (EBIT)	40	20	74	(70)	(116)
Profit/(loss) before tax	25	23	33	(93)	(158)
Profit/(loss) after tax	18	16	24	(69)	(192)
Balance sheet					
Balance sheet total	3,130	3,199	3,130	3,199	3,085
Equity	1,174	1,082	1,174	1,082	962
Provisions	240	149	240	149	239
Average interest-bearing liabilities (net)	318	631	363	615	560
Net working capital (NWC)	560	782	560	782	498
Cash flow statement					
Cash flow from operating activities	7	(55)	24	(178)	148
Cash flow from investing activities	(62)	(33)	(127)	(94)	(137)
Cash flow from financing activities	25	(3)	118	(21)	(46)
Change in cash and cash equivalents less current portion of bank debt	(30)	(91)	15	(293)	(35)
Financial ratios					
Gross margin (%)	13.4	6.9	10.7	3.5	2.4
EBITDA (%)	9.0	4.2	6.7	0.6	0.3
Operating margin (EBIT) (%)	4.8	2.1	3.0	(3.3)	(3.2)
Solvency ratio (%)	37.5	33.8	37.5	33.8	31.2
Gearing (%)	33.5	71.3	33.5	71.3	51.2
Share ratios					
Earnings per share (EUR)	0.10	0.09	0.13	(0.40)	(1.10)
Market price (EUR)	21.1	20.1	21.1	20.1	13.9
Average number of shares	185,204,103	174,911,173	181,886,235	174,911,173	174,911,173
Number of shares, end of period	185,204,103	174,911,173	185,204,103	174,911,173	174,911,173
Employees					
Number of employees, end of period	11,901	10,645	11,901	10,645	10,618
Average number of employees	11,511	10,622	11,019	10,132	10,300

This interim report is available in Danish and English. In case of doubt, the Danish version shall apply.

The Will to Win - mid-term status

In May 2005, Vestas introduced the strategic action plan The Will to Win. The plan comprehends among other things a number of radical structural and change projects for improvement of capacity utilisation, operating efficiency as well as business processes. The purpose of the initiatives is to increase the Group's profit, to reduce the net working capital, and to strengthen Vestas' position as the leading manufacturer of wind power plants in the world.

In spring 2005, the concrete goals for profitability, net working capital and market share were fixed on the basis of the price and delivery terms under which Vestas operated then. As market leader Vestas took later in the year the initiative in carrying through a number of necessary improvements of sales prices and delivery terms which have now penetrated the market. The improved price and delivery terms as well as the yet unexploited margin potential in connection with optimisation of operations and supply chain have created a basis for a more profitable business development than originally assumed in The Will to Win. Therefore Vestas has revised the strategic goals for 2008 as follows:

New strategic goals for 2008 in The Will to Win

	New goals	Previous goals
EBIT margin	10%-12%	≥ 10%
Net working capital, year-end *(relative to revenue)*	≤ 20%	≤20%-25%
Market share	≥ 35%	≥ 35%

Vestas' vision *Wind, Oil and Gas* gains ground among customers and politicians all over the world. The growing acceptance of wind as a source of energy on a par with oil and gas will together with the implementation of The Will to Win strengthen Vestas' position as the leading supplier of wind power which is today fully competitive with oil and gas.

Strategic framework agreements

However, just like its competitors, Vestas still faces a very serious challenge when it comes to increasing the professional level of the interaction with sub-suppliers so that the earnings potential in *Wind, Oil and Gas* can be realised. The Group's efforts to strengthen the long-term cooperation with the suppliers have started to pay off, but the total component supply situation is still very unsatisfactory and costs Vestas and its suppliers money. An important initiative to improve the cooperation with the suppliers and to strengthen the basis of growth is the strategic framework agreements which make it possible for the partners to plan in the long term.

Capacity increase

Wind power has now really penetrated the American market which has shown good progress for quite a long time. Vestas has therefore decided to establish blade production in the USA in 2007. The production platform in Spain will also be expanded to include blade production in 2007. The two new blade factories will have a total capacity of 2,400 blades and the total investment amounts to EUR 90m. In Hammel, Denmark, a new joint centre for development and purchase of electronics and testing of production equipment will be inaugurated in the spring of 2008. The new facilities in Hammel where also the present activities in Aarhus will be housed will cost EUR 30m.

The ongoing expansion in China and the establishment in the USA will increase the USD related costs of the Group, thus improving the balance between payments and receipts in USD which will make Vestas more resistant towards fluctuations in USD.

Employees

The current expansion of the capacity, the challenges related to the interaction with the suppliers and the customers and the expected growth make heavy demands on all employees to ensure that Vestas will achieve the goals of The Will to Win. In May 2005, the prices and the delivery terms posed a major challenge. In future, present and coming employees will have to focus especially on creating progress on the inner lines.

Vestas has in 2006 increased the number of employees by 1,300 to almost 12,000. During the last year, Vestas has also massively increased investment in human resource and management development to secure the best possible basis for the future growth. Vestas is at the same time making a targeted effort to disseminate the knowledge of the exciting and challenging jobs which Vestas offers all over the world, e.g. through increased international media coverage. At the end of 2007, Vestas expects to employ around 14,000 employees, equivalent to an increase of almost 4,500, or 45 per cent in three years.

Outlook for 2006 and 2007

Vestas expects wind power to maintain and develop its competitive strength compared to the conventional oil and gas-based energy sources in 2007 and the following years. Therefore the Group anticipates that the current overheating of the wind energy market will also in the coming years put heavy pressure on the industry and make it difficult to secure sufficient component supplies of the right quality at the right time.

Although the sub-suppliers of the wind industry are now expanding their capacities, it will take some years before the total capacity of the industry is sufficient to meet the demand.

On this basis, Vestas has made a more precise formulation of the revenue and profit forecasts for 2006 and prepared specific revenue and profit forecasts for 2007.

	Forecast 2007	Forecast 2006	Actual 2005
Revenue *(bnEUR)*	approx 4.5	approx 3.7	3.58
EBIT margin *(% of revenue)*	7-9	approx 5	(3.2)
Net working capital, end of period *(% of revenue)*	approx 20	approx 20	14
Investments in property, plant and equipment *(mEUR)*	310-330	approx 160	95
Investments in intangible assets *(mEUR)*	50-60	approx 35	50

At the end of Q3, the remaining projected full-year revenue was secured through firm and unconditional orders. However, it should be emphasised again that revenue and profit forecasts, especially for 2007, are subject to not inconsiderable uncertainty, in spite of the fact that Vestas has secured critical components to cover the projected revenue.

The most important factors of uncertainty on the short as well as the long term are:

- The unstable component supplies which have an appreciably negative effect on the production and thereby the final handing-over of the turbines to the customers.
- Developments in the Group's warranty provisions and the actual costs of remedying product faults covered by warranty.
- The outcome of pending and potential future patent disputes which in addition to payment of damages may also result in the Group incurring extra costs for development of alternative technical solutions in a number of areas.
- The development of USD, as the Group's income and expenses in USD are still not balanced.
- Fluctuating prices for e.g. steel, copper and transport to the extent that this cannot be covered in the contracts.

Activities and order backlog

Vestas shipped wind power systems with aggregate output of 1,060 MW in Q3 2006, which is a decline of 328 MW or 24 per cent on the year-earlier period. However, the finally delivered capacity increased to 868 MW, an increase of approx 33 per cent on the year-earlier period. At the end of Q3, turbine projects with total output of 1,559 MW were under completion for delivery in Q4.

As can be seen from the below table, activity remained high in the three principal regions, thus ensuring that Vestas' activities are properly balanced geographically, which reduces the dependence on single national markets.

(MW)	Europe	North and South America	Asia/ Pacific	Total
Turbines under completion, 1 January 2006	918	240	76	1,234
Delivered to customers during the period	(1,184)	(603)	(731)	(2,518)
Produced and shipped during the period	1,248	766	829	2,843
Turbines under completion, 30 September 2006	982	403	174	1,559

The quarterly development in production and supplies can be seen from Appendix 2 on page 21.

The backlog of firm and unconditional orders fell by 9 per cent to EUR 3.1bn in Q3. The total order backlog is distributed as follows: 63 per cent in Europe, 26 per cent in North and South America, and 11 per cent in Asia/Pacific, primarily India and China.

Income statement

Vestas reported revenue of EUR 842m in Q3 2006, equivalent to a decline of EUR 131m or 13 per cent below the same period last year. European markets contributed 48 per cent of total revenue, while North and South America contributed 29 per cent and Asia/Pacific contributed 23 per cent. Compared with 2005, Asia/Pacific showed the highest growth of 155 per cent.

The period's revenue equals just under 23 per cent of the projected 2006 full-year revenue of approx EUR 3.7bn. Compared with 2005, a change in the order mix towards so-called "supply only" deliveries, which are only recognised as revenue at the final transfer of risk, has moved considerable revenue from Q3 to Q4 in 2006. In future, the increasing importance of "supply only" deliveries will cause larger quarterly fluctuations in revenue, earnings and cash flow. As planned, utilisation of the Group's production and delivery capacity improved in Q3 2006 relative to the same period of last year, which accounted for 27 per cent of annual revenue. As emphasised in The Will to Win, a more even distribution of sales over the year and better utilisation of resources together with lower risks are decisive of the necessary profitability improvement.

The Group's gross profit in Q3 2006 was EUR 113m against EUR 67m in 2005, equal to a gross margin improvement from 6.9 per cent in 2005 to 13.4 per cent in 2006. The improvement primarily reflects the enhanced price and delivery terms which Vestas currently incorpo-

rates in its contracts, including regulating mechanisms which take fluctuating raw materials prices into account.

The increase of costs and expenses relating to research and development, sales and distribution, and administration in the first nine months of the year compared with the same period in 2005 is in all essentials due to the increased number of employees and relatively lower capitalisation of development costs due to the warranty work under the CIM programme.

Backed by the improved gross margin, the operating profit, EBIT, improved significantly from EUR 20m in Q3 2005 to EUR 40m in Q3 2006.

The period's net financial expenses amounted to EUR 16m against a net financial income of EUR 3m in 2005. The increase is due to exchange rate adjustments.

After tax of EUR 7m, the Group reported a net profit for Q3 2006 of EUR 18m against a profit of EUR 16m in the year-earlier period.

Balance sheet

Vestas had total assets of EUR 3,130m at the end of Q3 against EUR 3,107m on 30 June 2006. Thus the Group balance sheet is by and large unaffected by the higher level of activity which is in accordance with the objective of a better utilisation of the Group balance sheet. The average interest-bearing net liabilities amounted to EUR 318m against EUR 317m in Q2 2006.

Net working capital

At the end of Q3, Vestas' net working capital was EUR 560m, equal to 15 per cent of the full-year revenue compared with 22 per cent as at 30 September 2005. The difficult supply situation may, however, continue to cause fluctuations in the net working capital in future.

Trade receivables and sales orders in progress

Trade receivables amounted to EUR 494m as at 30 September 2006 compared with EUR 486m as at 30 June 2006. As at 30 September 2005, trade receivables amounted to EUR 537m.

Sales orders in progress comprise ongoing installations, for which the risk has not finally passed to the customers. As at 30 September 2006, sales orders in progress less prepayments from customers amounted to EUR 174m against EUR 297m at the end of June 2006.

Warranty provisions

Since the autumn of 2005, Vestas' Continuous Improvement Management organisation has been working on finding solutions to a number of quality and performance problems in already installed wind turbines. Some of these problems are of a technical nature while others

are due to commercial agreements on performance levels in environments for which the sold turbines have not been developed. The solutions are expected to be finally mapped and implemented by the end of 2007.

The Group's warranty provisions and the consumption of warranty costs for new as well as old turbines develop in line with expectations, as Vestas is currently making warranty provisions equalling 3-5 per cent of revenue when selling new turbines. Thus almost EUR 200m have been provided for warranty works in 2007. Vestas expects to spend a total of EUR 130-140m on warranty works in 2006. At the same time as the CIM programme remedies quality problems in a number of installed turbines, the work gives valuable input for a more robust design of the future turbines.

mEUR	30 September 2006	31 December 2005
Warranty provisions, beginning of period	221	147
Exchange rate adjustments	(2)	6
Provisions for the period	98	233
Consumption of warranty provisions for the period	(109)	(165)
Warranty provisions, end of period	**208**	**221**

No further extraordinary amounts have been provided during Q3 2006 in remedy of quality and performance problems under the CIM programme.

It should be emphasised that the warranty provisions are based on estimates. The actual warranty consumption under the CIM programme may differ from these estimates - positively or negatively - as the estimated costs for remedying type faults depend on Vestas' ability to identify and implement solutions to the type faults as well as timely component deliveries from suppliers. Therefore the performance of actual warranty costs continues to constitute a not inconsiderable factor of uncertainty relative to the Group's profit performance in 2006 and 2007.

Movements in equity

The Group's equity amounted to EUR 1,174m as at 30 September 2006, an increase of EUR 15m over 30 June 2006. In addition to the profit for the period of EUR 18m, the equity development is due to net fair value and exchange rate adjustments of EUR (3)m.

Cash flow and investments

The improvement of Vestas' underlying profitability is reflected in the improvement of the cash flow. Cash inflow from operating activities including costs for remedy of warranty commitments was EUR 7m in Q3 2006 in comparison with a cash outflow of EUR 55m in the

year-earlier period. Cash outflow from investing activities amounted to EUR 62m, whereas cash flow from financing activities amounted to EUR 25m in Q3 2006.

Shareholders

At the present time, foreign investors own approx 60 per cent of Vestas. Danish institutional and private investors each owns around 20 per cent of the company. The Group holds own shares equal to 0.07 per cent of the share capital to cover share option schemes.

Options for a total maximum of DKK 20.5m will be allotted to the executive management and a number of executives in the Group (Black-Scholes) if certain financial goals and goals related to customer satisfaction are achieved in 2006 and 2007, respectively (cf. Stock Exchange announcement No. 23/2006).

- - -

Press and analyst meeting in London
Wednesday, 22 November 2006 at 2 p.m. (GMT) / 3 p.m (CET)

In connection with the announcement of this interim financial report, an information meeting will be held **today, Wednesday, at 2 p.m. (GMT) / 3 p.m. (CET)** for analysts, investors and the press at the Guoman Tower Hotel (upper foyer, Bridge 1-2), St Katherine's Way, London E1W 1LD, England.

The information meeting will be held in English and webcast live with simultaneous interpretation into Danish, German, Italian, Spanish and Mandarin via the Internet on Vestas' website www.vestas.com.

The meeting may be attended electronically, and questions may be asked through a conference call. The telephone numbers for the conference call are +45 7026 5040, +44 207 769 6432 and +1 877 204 0753.

A replay of the information meeting will subsequently be available on Vestas' website www.vestas.com.

Vestas Group

Interim report for the period
1 January 2006 – 30 September 2006

Contents	Page

This interim report is presented in accordance with the International Financial Reporting Standards (IFRS), including IAS 34 "Interim Financial Reporting". The accounting policies applied in the interim report are consistent with those applied in the Annual Report 2005.

The interim report has neither been audited nor reviewed.

Consolidated income statement

mEUR	1 July - 30 Sep. 2006	1 July - 30 Sep. 2005	1 Jan. - 30 Sep. 2006	1 Jan. - 30 Sep. 2005
Revenue, invoiced	839.9	590.6	2,355.3	1,505.2
Change in sales orders	2.3	382.6	102.0	606.0
Revenue	**842.2**	**973.2**	**2,457.3**	**2,111.2**
Production costs	(729.2)	(906.2)	(2,194.5)	(2,038.1)
Gross profit	**113.0**	**67.0**	**262.8**	**73.1**
Research and development costs	(20.9)	(20.0)	(63.4)	(44.0)
Sales and distribution expenses	(18.4)	(11.5)	(39.0)	(31.0)
Administrative expenses	(33.3)	(15.5)	(86.0)	(67.9)
Operating profit/(loss)	**40.4**	**20.0**	**74.4**	**(69.8)**
Share of profit/(loss) in associated companies	0.0	0.0	(0.1)	0.0
Net financials	(15.6)	2.8	(41.0)	(23.6)
Profit/(loss) before tax	**24.8**	**22.8**	**33.3**	**(93.4)**
Corporation tax	(7.0)	(6.5)	(9.4)	24.0
Net profit/(loss) for the period	**17.8**	**16.3**	**23.9**	**(69.4)**

Earnings per share (EPS)				
Earnings per share for the period (EUR), basic	0.10	0.09	0.13	(0.40)
Earnings per share for the period (EUR), diluted	0.10	0.09	0.13	(0.40)

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Consolidated balance sheet

Assets

mEUR	30 Sep. 2006	30 Sep. 2005	31 Dec. 2005
Goodwill	321.5	321.4	321.5
Completed development projects	66.5	40.5	89.2
Software	1.4	0.6	1.0
Development projects in progress	85.0	112.3	65.6
Total intangible assets	**474.4**	**474.8**	**477.3**
Land and buildings	227.3	221.6	216.7
Plant and machinery	149.0	131.3	139.3
Other fixtures, fittings, tools and equipment	102.5	99.2	95.3
Property, plant and equipment in progress	17.9	15.1	15.1
Total property, plant and equipment	**496.7**	**467.2**	**466.4**
Investments in associated companies	1.8	2.9	2.9
Receivables from associated companies	0.3	0.6	0.4
Other receivables	8.2	4.4	4.7
Investments	10.9	5.0	9.1
Deferred tax	152.7	131.3	139.6
Total other non-current assets	**173.9**	**144.2**	**156.7**
Total non-current assets	**1,145.0**	**1,086.2**	**1,100.4**
Inventories	1,035.2	1,061.7	698.3
Trade receivables	494.1	536.6	620.8
Sales orders in progress	174.4	173.0	378.3
Other receivables	177.1	221.0	161.3
Cash and cash equivalents	104.0	120.1	126.3
Total current assets	**1,984.8**	**2,112.4**	**1,985.0**
TOTAL ASSETS	**3,129.8**	**3,198.6**	**3,085.4**

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Consolidated balance sheet

Equity and liabilities

mEUR	30 Sep. 2006	30 Sep. 2005	31 Dec. 2005
Share capital	24.9	23.5	23.5
Other reserves	5.7	(1.5)	0.3
Retained earnings	1,143.5	1,059.8	938.0
Total equity	**1,174.1**	**1,081.8**	**961.8**
Deferred tax	4.8	0.0	2.9
Provisions	83.8	57.9	88.6
Pension obligations	2.2	2.2	2.0
Financial liabilities	377.8	464.4	441.1
Total non-current liabilities	**468.6**	**524.5**	**534.6**
Prepayments from customers	495.6	416.6	488.7
Trade payables	660.7	526.1	519.8
Provisions	148.7	89.3	145.9
Financial liabilities	15.9	306.7	51.1
Other liabilities	166.2	253.6	383.6
Total current liabilities	**1,487.1**	**1,592.3**	**1,589.1**
Total liabilities	**1,955.7**	**2,116.8**	**2,123.6**
TOTAL EQUITY AND LIABILITIES	**3,129.8**	**3,198.6**	**3,085.4**

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Consolidated statement of changes in equity - nine months 2006

mEUR	Share capital	Reserve for exchange rate adjustments	Reserve for cash flow hedging	Retained earnings	Total
Equity at 1 January 2006	**23.5**	**5.9**	**(5.6)**	**938.0**	**961.8**
Exchange rate adjustment from translation into euro	0.0	0.0	0.0	0.4	0.4
Exchange rate adjustment relating to foreign entities	0.0	(0.1)	0.0	0.0	(0.1)
Reversal of fair value adjustments of hedging instruments, recognised in the income statement	0.0	0.0	8.6	0.0	8.6
Fair value adjustments of hedging instruments	0.0	0.0	(1.0)	0.0	(1.0)
Tax of changes in equity	0.0	0.0	(2.1)	0.0	(2.1)
Net gains recognised directly in equity	0.0	(0.1)	5.5	0.4	5.8
Net profit for the period	0.0	0.0	0.0	23.9	23.9
Total recognised income and expenses	**0.0**	**(0.1)**	**5.5**	**24.3**	**29.7**
Capital increase	1.4	0.0	0.0	184.6	186.0
Acquisition of own shares	0.0	0.0	0.0	(3.4)	(3.4)
Other changes in equity	**1.4**	**0.0**	**0.0**	**181.2**	**182.6**
Equity as at 30 September 2006	**24.9**	**5.8**	**(0.1)**	**1,143.5**	**1,174.1**

Consolidated statement of changes in equity – nine months 2005

mEUR	Share capital	Reserve for exchange rate adjustments	Reserve for cash flow hedging	Retained earnings	Total
Equity at 1 January 2005	**23.5**	**(2.0)**	**7.3**	**1,133.0**	**1,161.8**
Exchange rate adjustment from translation into euro	0.0	0.0	0.0	(3.8)	(3.8)
Exchange rate adjustment relating to foreign entities	0.0	14.4	0.0	0.0	14.4
Reversal of fair value adjustments of hedging instruments, recognised in the income statement	0.0	0.0	(9.7)	0.0	(9.7)
Fair value adjustments of hedging instruments	0.0	0.0	(20.0)	0.0	(20.0)
Tax of changes in equity	0.0	0.0	8.5	0.0	8.5
Net gains recognised directly in equity	0.0	14.4	(21.2)	(3.8)	(10.6)
Net profit/(loss) for the period	0.0	0.0	0.0	(69.4)	(69.4)
Total recognised income and expenses	**0.0**	**14.4**	**(21.2)**	**(73.2)**	**(80.0)**
Equity as at 30 September 2005	**23.5**	**12.4**	**(13.9)**	**1,059.8**	**1,081.8**

Summarised consolidated cash flow statement

mEUR	1 July - 30 Sep. 2006	1 July - 30 Sep. 2005	1 Jan. - 30 Sep. 2006	1 Jan. - 30 Sep. 2005
Net profit/(loss) for the period	17.8	16.3	23.9	(69.4)
Reversal of items without cash flow effect	48.0	24.4	152.7	35.0
Corporation tax paid	(34.1)	1.9	(49.7)	(23.6)
Net interest	(15.6)	2.8	(41.0)	(23.5)
Cash flow from operating activities before change in working capital	16.1	45.4	85.9	(81.5)
Change in working capital	(9.5)	(100.6)	(62.0)	(96.1)
Cash flow from operating activities	**6.6**	**(55.2)**	**23.9**	**(177.6)**
Net investment in intangible and other non-current assets	(10.2)	(13.7)	(23.5)	(34.3)
Net investment in property, plant and equipment	(51.4)	(19.0)	(103.3)	(59.9)
Cash flow from investing activities	**(61.6)**	**(32.7)**	**(126.8)**	**(94.2)**
Capital increase	0.0	0.0	186.0	00
Acquisition of own shares	0.0	0.0	(3.4)	0.0
Repayment of non-current liabilities	25.2	(3.1)	(64.6)	(21.0)
Cash flow from financing activities	**25.2**	**(3.1)**	**118.0**	**(21.0)**
Change in cash and cash equivalents less current portion of bank debt	**(29.8)**	**(91.0)**	**15.1**	**(292.8)**
Cash and cash equivalents less current portion of bank debt at 1 July/1 January	131.7	(83.2)	89.9	114.0
Exchange rate adjustments of cash and cash equivalents	(0.1)	4.3	(3.2)	8.9
Cash and cash equivalents less current portion of bank debt at 30 September	**101.8**	**(169.9)**	**101.8**	**(169.9)**
The amount can be specified as follows:				
Cash and cash equivalents	86.0	18.2	86.0	18.2
Cash and cash equivalents with disposal restrictions	18.0	101.9	18.0	101.9
	104.0	120.1	104.0	120.1
Current portion of bank debt	(2.2)	(290.0)	(2.2)	(290.0)
	101.8	**(169.9)**	**101.8**	**(169.9)**

Management's statement

The Executive Management and Board of Directors have today discussed and approved the interim report of Vestas Wind Systems A/S for the nine months ended 30 September 2006.

The interim report, which comprises summary consolidated financial statements of Vestas Wind Systems A/S, is presented in accordance with the interim reporting requirements of the International Financial Reporting Standards (IFRS), including IAS 34 "Interim Financial Reporting" and additional Danish disclosure requirements for listed companies. The interim report is neither audited nor reviewed.

We consider the accounting policies appropriate and the accounting estimates reasonable. Furthermore, in our opinion, the overall interim report presentation gives a true and fair view. In our opinion, the interim report gives a true and fair view of the Group's financial position as well as of the results of the Group's activities and cash flows for the period.

Randers, 22 November 2006
Executive Management

Ditlev Engel *President and CEO*	Henrik Nørremark *Executive Vice President and CFO*

Board of Directors

Bent Erik Carlsen
Chairman

Torsten Erik Rasmussen *Vice-chairman*	Arne Pedersen	Freddy Frandsen
Jørgen Huno Rasmussen	Jørn Ankær Thomsen	Kim Hvid Thomsen
Kurt Anker Nielsen	Sussie Dvinge Agerbo	Svend Åge D. Andersen

Announcements to the Copenhagen Stock Exchange from 1 July 2006

Issued during the period from 1 July 2006 to 21 November 2006

03.07.2006	34	Vestas receives an order for 31 units of the V82 turbine in Spain
03.07.2006	35	Vestas to establish R&D centre in Singapore
28.07.2006	36	Vestas receives offshore order for 120 MW in the Netherlands
04.08.2006	37	Vestas receives order for 30 units of V80-1.8 MW wind turbines in Canada
23.08.2006	38	Large Vestas order for the French market
24.08.2006	39	Interim financial report - second quarter 2006 as expected
25.08.2006	40	Trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive
28.08.2006	41	Trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive
05.09.2006	42	Strategic repositioning of Vestas Wind Systems A/S and Vestas RRB India Ltd. in the Indian market
05.09.2006	43	Trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive
02.10.2006	44	Vestas receives order from PacifiCorp in the USA for 140 MW for delivery in 2007
31.10.2006	45	Large Vestas orders for the Chinese market
07.11.2006	46	Vestas receives an order for 47 wind turbines for Spain
13.11.2006	47	Financial calendar 2007 and information about Q3
15.11.2006	48	Vestas enters into a frame agreement with French EEN

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Appendix 1

Sales, Q3 and nine months 2006 and 2005

Sales in MW	Q3 2006	Q3 2005	9M 2006	9M 2005	Full year 2005
Sweden	1	3	3	16	41
Denmark	0	0	11	18	24
Germany	85	89	433	216	472
Spain	3	19	76	24	244
Italy	64	9	80	162	167
Portugal	33	9	183	15	115
Greece	0	47	0	97	110
The Netherlands	26	24	89	67	100
United Kingdom	43	0	92	4	94
Austria	0	58	20	59	91
Ireland	2	3	21	3	63
France	36	0	123	3	59
Belgium	0	8	0	8	16
Poland	0	0	40	0	11
Other European countries	16	2	16	4	8
Total Europe	**309**	**271**	**1,187**	**696**	**1,615**
USA	180	187	355	197	683
Canada	81	0	248	68	194
Total North and South America	**261**	**187**	**603**	**265**	**877**
India	113	76	354	268	344
Australia	79	30	79	225	225
China	105	16	199	47	77
Philippines	0	0	0	25	25
Japan	2	0	52	18	18
South Korea	0	3	0	3	4
Taiwan	0	0	46	0	0
Total Asia/Pacific	**299**	**125**	**730**	**586**	**693**
Total world	**869**	**583**	**2,520**	**1,547**	**3,185**

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Appendix 2

MW breakdown per quarter 2006

(MW)	Europe	North and South America	Asia/ Pacific	Total
Q1 2006				
Turbines under completion, 1 January	918	240	76	1,234
Delivered to customers during the period	(367)	(182)	(194)	(743)
Produced and shipped during the period	402	72	304	778
Turbines under completion, 31 March	**953**	**130**	**186**	**1,269**
Q2 2006				
Turbines under completion, 1 April	953	130	186	1,269
Delivered to customers during the period	(510)	(160)	(237)	(907)
Produced and shipped during the period	469	282	254	1,005
Turbines under completion, 30 June	**912**	**252**	**203**	**1,367**
Q3 2006				
Turbines under completion, 1 July	912	252	203	1,367
Delivered to customers during the period	(307)	(261)	(300)	(868)
Produced and shipped during the period	377	412	271	1,060
Turbines under completion, 30 September	**982**	**403**	**174**	**1,559**

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Appendix 3

Segment information, Q3 and nine months 2006 and 2005

	Europe	North and South America	Asia/ Pacific	Not allocated	Total
1 July – 30 September 2006					
Revenue	405.2	245.6	191.4	-	**842.2**
Profit/(loss) before tax	20.8	24.2	(13.7)	(6.5)	**24.8**
1 July – 30 September 2005					
Revenue	511.3	386.7	75.2	-	**973.2**
Profit/(loss) before tax	29.1	(29.3)	6.9	16.1	**22.8**
1 January - 30 September 2006					
Revenue	1,293.5	554.8	609.0	-	**2,457.3**
Profit/(loss) before tax	45.9	20.7	(0.5)	(32.8)	**33.3**
1 January - 30 September 2005					
Revenue	1,137.6	587.2	386.4	-	**2,111.2**
Profit/(loss)	13.2	(79.3)	(3.6)	(23.7)	**(93.4)**